

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 16, 2009

The Boeing Company
James A. Bell-Executive Vice President, Corporate President and Chief Financial Officer
100 N. Riverside
Chicago, IL 60606

>   **Re: The Boeing Company**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 09, 2009**
>   **File Number: 001-00442**

Dear Mr. Bell:

       We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Item 7- MD&A

Segment Results of Operations and Financial Condition

Network and Space Systems

Additional Considerations

United Launch Alliance, page 36

1. We note that when you made your initial contribution to United Launch Alliance
   ("ULA"), in 2006, the book value of your investment exceeded your
   proportionate share of ULA's net assets. You indicate this difference will be
   expensed ratably over the next 16 years. Furthermore, on page 36 of your 2005
   Form 10-K, you state that certain Delta Program assets may be subject to
   impairment if you are unable to obtain future contracts at appropriate pricing. As
   such, it appears that the difference between the book value of your investment and
   your proportionate share of ULA's net assets may have resulted from the
   valuation of these assets or other assets which were potentially impaired. In this
   regard, since paragraph 19(b) of APB 18 indicates that such a difference should
   be accounted for as if the investee were a consolidated subsidiary, please provide
   us with your reasons for amortizing a difference that appears to have resulted
   from the contribution of assets which you believed may have been impaired,
   instead of recognizing an immediate loss. See paragraph 31 of SOP 78-9 for
   analogous guidance.

2. It appears that you contributed the assets and operations of your Delta Programs
   in their entirety to ULA. Additionally, based on your disclosures in your 2005
   Form 10-K, it appears that Boeing Delta was a reporting unit under the L&OS
   segment. Please confirm.

Program Accounting

3. Please tell us whether the accounting quantities for your 767 program include
   amounts related to the proposed 767 derivative built to replace the Air Force's
   aging KC-135 fleet of air-to-air refueling tankers. Additionally, tell us whether
   you fully impaired all of the costs associated with the 767 derivative program and
   provide us with your current policy with respect to costs incurred on behalf of this
   program.

Commercial Commitments, page 46

4. We note that you have over $10 billion of commercial aircraft financing commitments outstanding at December 31, 2008. In the paragraph under the table of commercial commitments on page 46, you state that such commitments include commitments to arrange or provide financing for your customers. You further state that you currently do not anticipate that all of these commitments will be exercised by your customers. However, it is unclear why a number of your customers would not at least exercise the commitment for you to arrange financing for them. Furthermore, the related disclosure on page 82 indicates that you do arrange financing with respect to a significant portion of your commercial aircraft financing commitments by working with third party financiers to provide alternative financing to your customers. Please clarify your disclosures on pages 46 and 82 to more fully explain the nature of your obligations under your commercial aircraft financing commitments. In this regard, provide more details concerning the actions you generally take to arrange financing for your customers. Also, indicate whether or not BCC is used exclusively in the event you provide financing in order to fulfill your commercial aircraft financing commitments.

5. On page 82, you state there can be no assurances given the current capital market disruptions that you will not be required to fund greater amounts than historically required. Include this disclosure in MD&A and expand such disclosure to indicate how you would fund these greater amounts of financing to your customers in the event you are required to do so.

Item 8- Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 10- Cash, Cash Equivalents and Investments

Equity Method Investments, page 78

6. Please provide us with the following reconciliations with respect to your 50% investment in ULA:
    *   A reconciliation of the change in investment balance for the year ended December 31, 2008. Show separately the amount of amortization of the difference between the book value of your investment and your proportionate share of ULA's net assets. Also show separately the $100 million earnings distribution you received from ULA during the fourth quarter of 2008.
    *   A reconciliation of your investment balance in ULA, at December 31, 2008 and 2007, to your 50% share of ULA's net assets at those dates.

Note 11- Liabilities, Commitments and Contingencies

Commercial Aircraft Commitments, page 82

7. Please expand your disclosure to indicate the reason(s) why you anticipate that a significant portion of your commercial aircraft commitments will not be exercised by your customers. In your revised disclosure, specifically address whether or not your expectations were impacted by the current economic environment.

Financing Commitments, page 82

8. We note that your financing commitments experienced a net increase of approximately $1.8 billion during 2008. In this regard, please provide us with a reconciliation showing the major components of this net increase. With respect to decreases in your financing commitments related to third party financing obtained by your customers during the year, indicate whether or not you arranged such financing.

Satellites, page 83

9. We note that you bear risk of loss through acceptance by the customer upon reaching orbit. In this regard, please provide us with your revenue recognition policy associated with these launch agreements.

Third Party Guarantees, page 84

10. In light of the capital market disruptions and current macro-economic environment, please tell us how you concluded that you would be able to continue to receive a 99% recovery rate on the assets underlying your contingent repurchase commitments and that the carrying amount of your liability should remain consistent for each of the periods presented. In particular, your disclosures in the last paragraph of page 39 indicate that the number of comparable parked aircraft has increased. Additionally, your Form 8-K filed February 9, 2009 indicates there was a reduction in the collateral values of aircraft in your customer financing portfolio due to the receipt of new third-party aircraft value publications. As such, please tell us and significantly expand your critical accounting policies to address how each of these circumstances affected your conclusions when arriving at each estimate.

Form 8-K filed on February 9, 2009

11. You indicate that there were two subsequent events that have been incorporated into the fourth-quarter results for 2008. The first was a reduction in the collateral values of aircraft in your customer financing portfolio due to the receipt of new

third-party aircraft value publications. The second was an increase in liabilities resulting from an arbitration award. However, it is not clear how these events are reflected in your Form 10-K for the year ended December 31, 2008. Please advise. In your response, tell us the specific effects of the reduction in the collateral values of aircraft, including the effect on each of the three components of aircraft financing shown in Note 8 to your financial statements.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief